July 10, 2019

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, DC 20549

Attention:    Tom Jones

Re:	Withdrawal of Registration Statement on Form S-1 (File No. 333-227567)

Ladies and Gentlemen:

In accordance with the provisions of Rule 477 of the Securities Act of 1933 (the “Securities Act”), Ampco-Pittsburgh Corporation (the “Registrant”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Registrant’s Registration Statement on Form S-1 (File No. 333-227567), together with all exhibits thereto (collectively, the “Registration Statement”), effective as of the date hereof or at the earliest practicable date hereafter. The Registration Statement was originally filed with the Commission on September 27, 2018. The Registrant submits this request for withdrawal as it does not intend to pursue the contemplated public offering of the securities covered by the Registration Statement at this time.

The Registrant confirms that the Registration Statement has not been declared effective by the Commission and that no securities have been sold pursuant to the Registration Statement. The Registrant requests that the Commission consent to this request on grounds that the withdrawal of the Registration Statement is consistent with the public interest and protection of investors, as contemplated by Rule 477(a) of the Securities Act. In accordance with Rule 457(p) of the Securities Act, the Registrant requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Please provide a copy of the written order granting withdrawal of the Registration Statement to the undersigned via email at mtrainor@ampcopgh.com, with a copy to the Registrant’s securities counsel, Mark L. Johnson of K&L Gates LLP, at mark.johnson@klgates.com. Should you have any questions regarding this request for withdrawal, please contact Mr. Johnson at (617) 261-3260.

Pursuant to the requirements of Rule 477 of the Securities Act, the Company has duly caused this request for withdrawal to be signed on its behalf by the undersigned, thereunto duly authorized.

Very truly yours,

Ampco-Pittsburgh Corporation

By:	/s/ Maria Trainor
Vice President, General Counsel and Secretary